Exhibit 99.24

CONSENT OF EXPERT

The undersigned hereby consents to the use of their name in connection with the reference to their involvement in the preparation of the reports entitled “Technical Report on the Mount Milligan Mine North-Central British Columbia” dated March 26, 2020 and “Technical Report on The Kumtor Mine, Kyrgyz Republic” dated February 24, 2021 included as an exhibit to the Registration Statement on Form 40-F of Centerra Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “Form 40-F”), to references to such reports, or portions thereof, in the Form 40-F, and to the inclusion and incorporation by reference of the information derived from such reports in the Company’s annual information forms for the years ended December 31, 2019 and December 31, 2020 included as an exhibit to the Form 40-F.

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in the Registration Statement on Form 40-F of Centerra Gold Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

By:	/s/ Slobodan Jankovich

Name: Slobodan Jankovich, B.Sc. Geology, P.Geo.

April 12, 2021